Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street   |   Palo Alto, CA 94304-1114   |   tel 650.233.4500   |   fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

March 12, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq.
Chris Chase, Esq.

Re:	CafePress Inc.
Registration Statement on Form S-1
File No. 333-174829

Ladies and Gentleman:

On behalf of CafePress Inc. (the “Registrant” or the “Company”) and pursuant to verbal discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”). The proposed changed pages reflect, among other things, information regarding the number of shares proposed to be sold in the offering, the preliminary offering price range, as well as clarification revisions to the Compensation Discussion and Analysis section of the Registration Statement.

Further, we supplementally provide the Staff with the following information with respect to the proposed limited directed share program (“DSP”), which will be administered by J.P. Morgan Securities LLC (“JPM”), as well as a copy of the related form of electronic letter proposed to be used in connection with the DSP. The Company wishes to confirm that that the DSP and all DSP-related materials shall comply with applicable federal securities laws and the Commission’s guidelines. The procedures with respect to the administration of the DSP are outlined below.

www.pillsburylaw.com

March 12, 2012

The Company has requested that the underwriters reserve up to shares to be offered for sale in the DSP at the initial public offering price. The Company will further allocate the directed shares among the prospective participants. The Company will choose the prospective participants of the directed shares from its officers and directors. JPM and the Company will employ the following procedures in making the offering under the DSP:

•	The Company will provide the names, telephone numbers and e-mail addresses of the prospective participants to JPM.

•

Once the preliminary prospectus, which includes a bona fide range, is available, JPM will send an e-mail about the DSP to prospective participants and direct them to log on to the JPM DSP website. Prospective participants who log on to the DSP website will receive additional instructions in a form of electronic letter, a copy of which is being provided herewith as Appendix A.

•

If the potential investor has an interest in purchasing shares in the DSP, he or she must electronically click through to proceed to review a copy of the preliminary prospectus. After the individual has acknowledged that he or she has reviewed the preliminary prospectus, that person will be prompted to open a JPM account as condition to participating. In connection with the opening of an account, individuals are required to complete standardized account creation forms, including a Client Questionnaire, Account Information Form, Tax Form W-9 and Client Agreement. After creating an account, a prospective participant will be prompted to complete an electronic form of indication of interest for the DSP.

•

When the offering is priced, the Company will determine the allocation of shares among those persons who submitted timely and proper indications of interest in participating in the DSP. JPM will then notify the prospective participants by email that the offering price and allocation information is available for review online. Each such person will be able to review the number of common shares allocated to him or her and the purchase price, and at that time, will be prompted to confirm online the number of shares that such person wishes to purchase. The individual may elect to purchase any portion of the shares allocated by the Company or not to purchase any shares at all.

•	JPM will send each person who confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•

Full payment of the purchase price for the shares bought through the DSP must be received by JPM by the settlement date, which will be three days after the trade date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If JPM does not receive the prospective purchaser’s payment by the settlement date, then JPM will cancel the sale.

www.pillsburylaw.com

March 12, 2012

The Company wishes to further advise the Staff that, in connection with the DSP, no offers were made prior to the filing of the Registration Statement with the Commission, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement. In addition, the Company wishes to further advise the Staff that all DSP-related materials will be consistent with Section 5 of the Securities Act and Rule 134 by:

•	Ensuring that the DSP-related materials (other than the preliminary prospectus) delivered to the persons invited to participate in the DSP will contain language that is permitted by Rule 134.

•

Requiring each prospective participant to acknowledge that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by JPM until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•

Providing that a potential purchaser’s submission of a completed electronic form of indication of interest involves no obligation or commitment of any kind, and by completing the indication of interest, the person is not binding himself or herself to purchase any shares.

•

If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

www.pillsburylaw.com

March 12, 2012

Questions or comments concerning any matter with respect to the foregoing may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino
Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson

www.pillsburylaw.com

Appendix A

Letter of Notice Template – Online Process

Dear Prospective Investor:

As you may know, CafePress Inc. (“CafePress”) has announced an initial public offering of common shares representing CafePress’s common stock, par value $0.0001 per share. The offering will be made through a group of underwriters with J.P. Morgan Securities LLC acting as a book-running manager. We have set aside a limited number of common shares for certain directors and officers of CafePress to purchase through a program we call the Directed Share Program and arrangements have been made with J.P. Morgan Securities LLC to handle the sale of these common shares for the benefit of the participants in the Directed Share Program. The purchase price if you buy common shares through the Directed Share Program is the same as the offering price to the public, which is expected to be between X and X. Please note that you are not obligated to purchase any shares, and we are not recommending, encouraging or discouraging your participation in our proposed offering. This notice is simply intended to inform you of the proposed offering in case you might be interested in participating.

Purchases of common shares through the Directed Share Program may be made only through a brokerage account at J.P. Morgan Securities LLC. Please be certain to complete the packet in all respects, including the information requested on the new account form. It is the policy and practice of J.P. Morgan Securities LLC to afford confidentiality to any information it receives about a client’s financial affairs. J.P. Morgan Securities LLC may, however, share certain information with us in order to determine how best to allocate common shares under the Directed Share Program. J.P. Morgan reserves the right to deny participation in the DSP based on incomplete information and/or based on the participant’s financial suitability in relation to indication of interest.

You are permitted to express an interest in common shares only for your own personal account and not on behalf of any other person. The common shares may not be purchased on margin. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by J.P. Morgan Securities LLC to confirm your indication of interest or at any earlier time.

In the event that the aggregate indications of interest exceed the maximum number of common shares reserved for the Directed Share Program, common shares will be allocated among the participants in the Directed Share Program in a manner determined by the CafePress.

If you have an interest in purchasing common shares in the public offering, please proceed by selecting the “I am interested in continuing with the Directed Share Program and consent to receiving electronic information documents” button at the bottom of the page and pressing the “Next” button to proceed with completing the following:

-	Client Questionnaire

-	Account Information Form

-	Tax Form W9

-	Client Agreement

-	Indication of Interest

You will also have the opportunity to review the preliminary prospectus and acknowledge that you have reviewed it. If you have any other questions, please call J.P. Morgan Securities LLC Directed Share Plan Team at (855) 215-2790 between the hours of 9 a.m. – 5 p.m. Eastern Time, Monday through Friday.

After the offering price of the common shares has been determined, you will be notified that the offering price and allocation information is available by email so that you may review this information online. At this time, you will be able to review the number of common shares allocated to you and the purchase price. You must then confirm the number of shares you wish to purchase online. Upon confirmation of the purchase, you will have entered into a binding legal contract to purchase the common shares and you must pay for them. Following such confirmation, a written confirmation of the sale will be mailed to you. Full payment is required by settlement date, which is three (3) business days after the trade date. Payment information will be provided to you when you confirm your allocation. Prefunding of your account is not required, but is strongly encouraged. Please contact The Directed Share Plan Team, J.P. Morgan Securities LLC at (855) 215-2790 with any related questions. Failure to pay in full by settlement date will result in the immediate cancellation of your share purchase.

We are delighted to invite you to participate in the Directed Share Program. However, we do not wish to influence in any way your decision in this matter. The purchase of common shares of CafePress involves certain risks which are described in the preliminary prospectus.

CafePress has filed a registration statement (including a prospectus) with the SEC for this offering of common shares. Before you invest, you should read the prospectus in that registration statement and other documents that CafePress has filed with the SEC for more complete information about CafePress and this offering. A copy of the preliminary prospectus is available when you proceed and should be reviewed in detail prior to making any investment decision. If you have not received the preliminary prospectus, please contact The Directed Share Plan Team, J.P. Morgan Securities LLC at (855) 215-2790.

This J.P. Morgan Securities LLC Directed Share Plan E-Sign Disclosure (“Disclosure”) applies to all Communications related to your online participation in the Directed Share Plan (your “Participation”).

The words “we,” “us,” and “our” refer to J.P. Morgan Securities LLC and the words “you” and “your” mean you, the individual(s) or entity identified. As used in this Disclosure, “Communication” means any disclosures, documents, notices, and all other information related to your Participation, including but not limited to information that we are required by law to provide to you in writing.

1. Scope of Communications to Be Provided in Electronic Form. You agree that we may provide you with any Communications in electronic format, and that we may discontinue sending paper Communications to you, unless and until you withdraw your consent as described below. Your consent to receive electronic Communications and transactions includes, but is not limited to:

•	Disclosures required by federal and/or state law

•	Offering documents, marketing and sales documents, and communication relating to your securities activity for all investment products including both registered and unregistered offerings

•	Prospectus

•	Client Questionnaire

•	Account Information Form

•	Client Agreement

•	Tax Form (W9)

•	Indication of Interest

•	Confirmation of Allocation

2. Method of Providing Communications to You in Electronic Form. All Communications that we provide to you in electronic form will be provided either (1) via e-mail, (2) by access to a web site that we will designate in an e-mail notice we send to you at the time the information is available, (3) to the extent permissible by law, by access to a web site that we will generally designate in advance for such purpose, or (4) by requesting you download a PDF file containing the Communication.

3. How to Withdraw Consent. You may withdraw your consent to receive Communications in electronic form by contacting us at a JPMorgan Representative. At our option, we may treat your provision of an invalid email address, or the subsequent malfunction of a previously valid email address, as a withdrawal of your consent to receive electronic Communications. Any withdrawal of your consent to receive electronic Communications will be effective only after we have a reasonable period of time to process your withdrawal.

4. How to Update Your Records. It is your responsibility to provide us with true, accurate and complete e-mail address, contact, and other information related to this Disclosure and your Participation, and to maintain and update promptly any changes in this information. Please contact the Directed Share Plan Team at J.P. Morgan Securities LLC at (855) 215-2790 to update any information.

5. Hardware and Software Requirements. In order to access, view, and retain electronic Communications that we make available to you, you must have:

•	Windows 2000 (Service Pack 2), Windows 2003, Windows XP, Windows Vista, Windows 7

•	Internet Explorer 6.0, Internet Explorer 7.0 or Internet Explorer 8.0 (compatibility mode)

•	Monitor capable of displaying 1280x1024 resolution

•	MSXML 3.0

•	Adobe Acrobat Reader 5.0 or higher

•	Microsoft Office 2000 or later (Excel, Word, Outlook)

6. Requesting Paper Copies. We will not send you a paper copy of any Communication, unless you request it or we otherwise deem it appropriate to do so. You can obtain a paper copy of an electronic Communication by printing it yourself or by requesting that we mail you a paper copy. To request a paper copy, contact us by telephone. We may charge you a reasonable service charge, of which we’ve provided you prior notice, for the delivery of paper copies of any Communication provided to you electronically pursuant to this authorization. We reserve the right, but assume no obligation, to provide a paper (instead of electronic) copy of any Communication that you have authorized us to provide electronically.

7. Communications in Writing. All Communication s in either electronic or paper format from us to you will be considered “in writing.” You should print or download for your records a copy of this Disclosure and any other Communication that is important to you.

8. Federal Law. You acknowledge and agree that your consent to electronic Communications is being provided in connection with a transaction affecting interstate commerce that is subject to the federal Electronic Signatures in Global and National Commerce Act, and that you and we both intend that the Act apply to the fullest extent possible to validate our ability to conduct business with you by electronic means.

By clicking the “I am interested in continuing with the Directed Share Program and consent to receiving electronic information and documents” button below you confirm that you have read and agree to the terms and conditions set forth in this e-Sign Disclosure and wish to participate in the Directed Share Program. You also agree that your computer satisfies the hardware and software requirements the disclosure specifies. Therefore, you give us your affirmative consent to provide electronic Communications to you as described herein.

I understand that the account being opened with J.P. Morgan Securities LLC is solely meant to facilitate this Directed Share Program and will coordinate with a J.P. Morgan Securities LLC account representative to discuss further investment opportunities and requirements.

As filed with the Securities and Exchange Commission on March     , 2012

Registration No. 333-174829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act Of 1933

CafePress Inc.

(Exact name of registrant as specified in its charter)

Delaware	5900	94-3342816
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1850 Gateway Drive, Suite 300

San Mateo, California 94404

(650) 655-3000

(Address and telephone number of registrant’s principal executive offices)

Bob Marino

Chief Executive Officer

6901 A Riverport Drive

Louisville, Kentucky 40258

(502) 995-2258

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Davina K. Kaile, Esq. Stanley F. Pierson, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 233-4500 (650) 233-4545 facsimile	Kirsten Mellor, Esq. General Counsel CafePress Inc. 1850 Gateway Drive, Suite 300 San Mateo, CA 94404 (650) 655-3000	Bruce K. Dallas, Esq. Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000 (650) 752-2111 facsimile

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Smaller reporting company

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	5,175,000	$93,150,000	$10,675

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	The Registrant previously paid filing fees of $9,288 in connection with the filing of this Registration Statement on June 10, 2011. The aggregate filing fee of $10,675 is being offset by the $9,288 payment previously made in connection with the prior filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March     , 2012

Prospectus

4,500,000 shares

Common stock

We are offering 2,500,00 shares of our common stock and the selling stockholders identified in this prospectus are offering 2,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $16.00 and $18.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CPRS.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to CafePress Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 675,000 shares of our common stock solely to cover overallotments.

Certain of our directors and officers, including Bob Marino, our Chief Executive Officer, have indicated an interest in purchasing shares of common stock with an aggregate price of up to $         in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

Investing in our common stock involves a high degree of risk. Please read “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares is expected to be made on or about                     , 2012.

J.P. Morgan	Jefferies

Cowen and Company

Janney Montgomery Scott

                    , 2012

The offering

Common stock offered by CafePress Inc.	2,500,000 shares

Common stock offered by the selling stockholders	2,000,000 shares

Overallotment option	Certain of the selling stockholders have granted a 30-day option to the underwriters to purchase up to an aggregate of 675,000 additional shares to cover overallotments, if any.

Common stock to be outstanding immediately after this offering	16,978,700 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, including in connection with our proposed acquisition of substantially all of the assets of Logo’d Software, Inc. We do not currently have any understandings or agreements relating to any significant acquisitions or investments other than for Logo’d Softwear, Inc. See “Use of proceeds.”

NASDAQ Global Market symbol	CPRS

Certain of our directors and officers, including Bob Marino, our Chief Executive Officer, have indicated an interest in purchasing shares of common stock with an aggregate price of up to $             in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

The number of shares of common stock to be outstanding immediately after this offering is based on 14,478,700 shares outstanding as of December 31, 2011 and excludes:

•	2,558,609 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2011, at a weighted average exercise price of $11.31 per share;

•

400,000 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as well as up to 285,087 shares originally reserved for issuance under our 2004 Stock Plan and 1999 Stock Plan but which may become available for awards under our 2012 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”;

•

250,000 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, which shares will become available for purchase when determined by our compensation committee, and contains provisions that will automatically increase its share reserve each year following its effective date, as more fully described in “Executive compensation—Employee benefit plans”;

•

shares of our common stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc., with an aggregate value of $830,000 based on the fair market value per share of our common stock on the closing date (approximately 48,823 shares based on an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus); and

•

shares of our common stock subject to options with an aggregate value of up to $2.1 million, measured using a Black-Scholes option pricing model based on the fair market value per share of our common stock on the closing date, which may be granted in connection with our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc.

Unless otherwise stated, all information in this prospectus assumes:

•

the conversion of all of our outstanding shares of preferred stock into an aggregate of 5,534,963 shares of common stock effective upon the completion of this offering, assuming a one-to-one conversion ratio of our outstanding shares of preferred stock as of December 31, 2011 into common stock;

•	no exercise of options outstanding as of December 31, 2011;

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•	no exercise of the overallotment option granted to the underwriters; and

•	a 1-for-2 reverse stock split of our outstanding capital stock effected on September 15, 2011.

As of December 31, 2011, no shares remained available for future issuance under our 1999 Stock Plan and 82,837 shares remained available for future issuance under our 2004 Stock Plan. In February 2012, our board of directors and stockholders approved an increase of 600,000 shares to be reserved for issuance under our 2004 Stock Plan and our board of directors approved the grant of options to purchase 408,500 shares of our common stock pursuant to our 2004 Stock Plan. Upon the completion of this offering, no shares of our common stock will remain available for future issuance under our 1999 Stock Plan or our 2004 Stock Plan. Upon the completion of this offering, shares originally reserved for issuance under our 1999 Stock Plan or our 2004 Stock Plan, but which are not issued or subject to outstanding grants on the effective date of our 2012 Stock Incentive Plan, shares subject to outstanding options under our 1999 Stock Plan and our 2004 Stock Plan on the effective date of our 2012 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under our 1999 Stock Plan and our 2004 Stock Plan on the effective date of our 2012 Stock Incentive Plan that are subsequently forfeited, will become available for awards under our 2012 Stock Incentive Plan.

	Year ended December 31,
(in thousands, except key operating metrics)	2009	2010	2011

	(unaudited)

Other financial and non-GAAP financial data:
Adjusted EBITDA(3)	$14,136	$14,550	$18,740
Capital expenditures	3,283	5,836	5,373

Key operating metrics:
Total customers(4)	1,736,787	2,077,587	2,681,605
Total number of orders(5)	2,157,835	2,655,264	3,545,305
Average order size(6)	$48	$48	$50

The table below presents a summary of our consolidated balance sheet data as of December 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to: (a) the issuance of 5,534,963 shares of common stock issuable upon the conversion of all of our outstanding shares of preferred stock upon completion of this offering and (b) the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to: (a) the pro forma conversion described above and (b) the sale of 2,500,000 shares of common stock to be sold by us in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

December 31, 2011 (in thousands)	Actual	Pro forma	Pro forma as adjusted

	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents(1)	$27,900	$27,900	$66,807
Short-term investments	8,437	8,437	8,437
Working capital	17,973	17,973	57,247
Total assets	88,982	88,982	125,707
Total indebtedness	3,174	3,174	3,174
Convertible preferred stock	22,811	—	—
Total stockholders’ equity	25,620	48,431	85,156

(1)	The table presented above excludes the potential impact of the proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc. pursuant to an asset purchase agreement entered into in early March 2012. The asset purchase agreement provides for a total initial purchase price of $8.3 million, consisting of $7.5 million in cash and $0.8 million in shares of CafePress common stock priced as of the closing date, as well as contingent rights for the principal stockholder to receive up to $8.6 million in future performance-based cash consideration. In addition, in connection with, and upon closing of, the acquisition, the principal stockholder will receive CafePress stock options to purchase shares of our common stock with an aggregate value of up to $2.1 million, with vesting based on the achievement of certain performance milestones.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease), on a pro forma as adjusted basis, each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

subject to wide fluctuations in response to many risk factors listed in this prospectus and others beyond our control, including:

•	actual or anticipated fluctuations, including seasonal variations, in our financial condition and operating results;

•	changes in the economic performance or market valuations of other e-commerce companies or companies perceived by investors to be comparable to us;

•	loss of a significant amount of existing business;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rates;

•	issuance of new or updated research or reports by securities analysts, including the publication of unfavorable reports or change in recommendation or downgrading of our common stock;

•	lack of coverage of us by industry or securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenues or earnings guidance that is higher or lower than expected;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	fluctuations in the supply and prices of materials used in our products, such as cotton;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. As an e-commerce company, we believe our stock price may be particularly susceptible to volatility as the stock prices of technology and e-commerce companies have often been subject to wide fluctuations. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon the completion of this offering, we will have 16,978,700 shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. In addition, certain of our directors and officers, including Bob Marino, our Chief Executive Officer, have indicated an interest in purchasing shares of common stock with an aggregate price of up to $         in this offering at the initial public offering price. Any shares purchased by these persons will be subject to the lock-up agreements described in the paragraph below. Of the remaining shares of common stock outstanding after this offering, 12,029,841 shares will be eligible for sale at various times beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements as described below and subject to vesting requirements and the requirements of Rule 144 or Rule 701, and 252,831 shares will be eligible for sale at various times beginning after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 or Rule 701.

Our directors, executive officers and holders of substantially all of our outstanding common stock (on a fully-diluted basis as of December 31, 2011 without giving effect to this offering) have agreed with limited exceptions that they will not sell any shares of common stock owned by them without the prior written consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc., on behalf of the underwriters, for a period of 180 days from the date of this prospectus. In addition, Fred E. Durham III and Maheesh Jain, two of our greater than 5% stockholders, have agreed to the same restrictions described above for a period of 360 days from the date of this prospectus with respect to 1,460,420 and 1,285,440 shares held beneficially by them, respectively, (or 1,122,920 and 947,940 shares, assuming the underwriters exercise their over-allotment option in full) and for a period of 630 days from the date of this prospectus with respect to 987,777 and 862,917 shares held beneficially by them, respectively. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Jefferies & Company, Inc. waive, in writing, such an extension. At any time and without public notice, J.P. Morgan Securities LLC and Jefferies & Company, Inc. may in their sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of 5,418,474 shares of common stock, which includes the shares issued upon conversion of our preferred stock upon the completion of this offering, without taking into account any shares sold in this offering by the selling stockholders, will be entitled to contractual rights by which they may require us to register those shares under the Securities Act. All of these shares are subject to a lock-up period for 180 days. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. We also intend to file a registration statement on Form S-8 under the Securities Act to register approximately 3.7 million shares under our 1999 Stock Plan, 2004 Stock Plan and 2012 Stock Incentive Plan, as well as 250,000 shares reserved for issuance under our Employee Stock Purchase Plan. For more information, see “Shares eligible for future sale.”

Our insiders who are significant stockholders may control the election of our board of directors and may have interests that conflict with those of other stockholders.

Our directors, executive officers and holders of 5% of more of our capital stock, together with their affiliates, beneficially owned, in the aggregate, 66% of our outstanding capital stock as of December 31, 2011, and will beneficially own, in the aggregate, more than 49% of our outstanding capital stock immediately after this offering assuming no shares are purchased by our directors or officers in this offering as described under “Underwriting.” As a result, acting together, this group has the ability to exercise significant control over most matters requiring our stockholders’ approval, including the election and removal of directors and significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove our board of directors or management.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $13.03 per share in net tangible book value, based on an assumed initial offering price of $17.00 per share of common stock, the mid-point of the range set forth on the cover page of this prospectus. As of December 31, 2011, we also had outstanding stock options to purchase approximately 2,558,609 shares of our common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options are exercised, purchasers in this offering will experience further dilution.

Management may apply the net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use the net proceeds from this offering for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. However, our management will have considerable discretion in applying the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using the net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use the net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $36.7 million, based on an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by any selling stockholder.

The principal purposes for this offering are to increase our working capital, create a public market for our common stock and facilitate our access to the public capital markets.

We currently intend to use our proceeds from this offering for general corporate purposes, including working capital and capital expenditures. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, including in connection with our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc.; however, we do not currently have any understandings or agreements relating to any significant acquisitions or investments other than for Logo’d Softwear, Inc.

As of the date of this prospectus, we have not determined all of the anticipated uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dividend policy

We have never declared or paid any cash dividends on shares of our capital stock. We currently expect to retain all of our earnings, if any, to finance the expansion and development of our business, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. Our board of directors will determine whether to declare any future dividends, if any, in its discretion subject to applicable laws. Any such determination will depend on our financial condition, results of operations, capital requirements, general business conditions and any other factors our board of directors may deem relevant.

Capitalization

The following table describes our capitalization as of December 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the issuance of 5,534,963 shares of common stock issuable upon the conversion of all of our outstanding shares of preferred stock upon completion of this offering and the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (a) the pro forma matters described above and (b) to the sale of 2,500,000 shares of common stock sold by us in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2011 (in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted

	(unaudited)
Convertible preferred stock, $0.0001 par value per share; 12,344,521 shares authorized; 5,534,963 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$22,811	$—	—
Stockholders’ equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted			—
Common stock, $0.0001 par value per share; 34,815,000 shares authorized; 8,943,737 shares issued and outstanding, actual; 500,000,000 shares authorized, 14,478,700 shares issued and outstanding, pro forma; and 16,978,700 shares issued and outstanding, pro forma as adjusted	1	1	2
Additional paid-in capital	26,120	48,931	85,655
Accumulated deficit	(501)	(501)	(501)

Total stockholders’ equity	25,620	48,431	85,156

Total capitalization	$48,431	$48,431	85,156

The actual, pro forma and pro forma as adjusted information set forth in the table:

•	excludes 2,558,609 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2011, at a weighted average exercise price of $11.31 per share;

•

excludes 400,000 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as well as up to 285,087 shares originally reserved for issuance under our 2004 Stock Plan and 1999 Stock Plan but which may become available for awards under our 2012 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”;

•

excludes 250,000 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, which shares will become available for purchase when determined by our compensation committee, and contains provisions that will automatically increase its share reserve each year following its effective date, as more fully described in “Executive Compensation—Employee benefit plans”;

•

shares of our common stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc., with an aggregate value of $830,000 based on the fair market value per share of our common stock on the closing date (approximately 48,823 shares based on an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus);

•

shares of our common stock subject to options with an aggregate value of up to $2.1 million, measured using a Black-Scholes option pricing model based on the fair market value per share of our common stock on the closing date, which may be granted in connection with our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc.; and

•	assumes no exercise of the overallotment option granted to the underwriters.

As of December 31, 2011, no shares remained available for future issuance under our 1999 Stock Plan and 82,837 shares remained available for issuance under our 2004 Stock Plan. In February 2012, our board of directors and stockholders approved an increase of 600,000 shares to be reserved for issuance under our 2004 Stock Plan and our board of directors approved the grant of options to purchase 408,500 shares of our common stock pursuant to our 2004 Stock Plan. Upon the completion of this offering, no shares of our common stock will remain available for future issuance under our 1999 Stock Plan or our 2004 Stock Plan. Upon completion of this offering, shares originally reserved for issuance under our 1999 Stock Plan or our 2004 Stock Plan but which are not issued or subject to outstanding grants on the effective date of our 2012 Stock Incentive Plan, shares subject to outstanding options under our 1999 Stock Plan and our 2004 Stock Plan on the effective date of our 2012 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under our 1999 Stock Plan and our 2004 Stock Plan on the effective date of our 2012 Stock Incentive Plan that are subsequently forfeited, will become available for awards under our 2012 Stock Incentive Plan upon the completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholder’s equity and total capitalization by $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

Our net tangible book value as of December 31, 2011 was $7.8 million, or $0.87 per share of common stock, assuming no conversion of our outstanding shares of preferred stock. Our pro forma net tangible book value as of December 31, 2011 was $30.6 million, or $2.11 per share of common stock, assuming the conversion of all of our outstanding shares of preferred stock into common stock upon the completion of this offering. The per share impact of the conversion of all of our outstanding shares of preferred stock into common stock in calculating our pro forma net tangible book value per share as of December 31, 2011 was an increase of $1.24. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, assuming the issuance of 5,534,963 shares of common stock upon the conversion of all of our outstanding shares of Series A preferred stock, Series B preferred stock and Series I preferred stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the shares of common stock by us at an assumed initial public offering price of $17.00 per share, which is the mid-point of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been $67.3 million, or $3.97 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.86 per share of common stock to existing common stockholders and an immediate dilution of $13.03 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price		$17.00
Pro forma net tangible book value as of December 31, 2011	$2.11
Increase attributable to new investors	1.86

Pro forma as adjusted net tangible book value		3.97

Net tangible book value dilution to new investors		$13.03

The table presented above excludes the potential impact of the proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc. pursuant to an asset purchase agreement entered into in early March 2012. The asset purchase agreement provides for a total initial purchase price of $8.3 million, consisting of $7.5 million in cash and $0.8 million in shares of CafePress common stock priced as of the closing date, as well as contingent rights for the principal stockholder to receive up to $8.6 million in future performance-based cash consideration. In addition, in connection with, and upon closing of, the acquisition, the principal stockholder will receive CafePress stock options to purchase shares of our common stock with an aggregate value of up to $2.1 million, with vesting based on the achievement of certain performance milestones.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00, the mid-point of the range set forth on the cover of the prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $0.13, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $3.97 per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $1.86 per share of common stock.

The following table summarizes as of December 31, 2011, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	14,478,700	85.3%	$30,891,322	42.1%	$2.13
New stockholders	2,500,000	14.7	42,500,000	57.9	17.00

Total	16,978,700	100.0%	$73,391,322	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00, the mid-point of the range set forth on the cover of the prospectus, would increase (decrease) the total consideration paid by new investors by $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Sales by selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 12,478,700 or approximately 73.5% of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors by 2,000,000 to 4,500,000 approximately 26.5% of the total number of shares of common stock outstanding after this offering assuming no shares are purchased by our directors or officers in this offering as described under “Underwriting.”

The table above:

•	excludes 2,558,609 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2011, at a weighted average exercise price of $11.31 per share;

•

excludes 400,000 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as well as up to 285,087 shares originally reserved for issuance under our 2004 Stock Plan but which may become available for awards under our 2012 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”;

•

excludes 250,000 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, which shares will become available for purchase when determined by our compensation committee and contains provisions that will automatically increase its share reserve each year following its effective date, as more fully described in “Executive Compensation—Employee benefit plans”;

•

shares of our common stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc., with an aggregate value of $830,000 based on the fair market value per share of our common stock on the closing date (approximately 48,823 shares based on an assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus);

•

shares of our common stock subject to options with an aggregate value of up to $2.1 million, measured using a Black-Scholes option pricing model based on the fair market value per share of our common stock on the closing date, which may be granted in connection with our proposed acquisition of substantially all of the assets of Logo’d Softwear, Inc.;

•	assumes no exercise of the overallotment option granted to the underwriters; and

•	excludes amounts paid by us in connection with the repurchase, forfeiture or cancellation of shares of our common stock.

We also considered the appropriate adjustment to recognize the lack of marketability due to being a closely held entity. In concluding an appropriate marketability discount at each valuation date, we relied upon an analysis of certain restricted stock studies. We selected appropriate discounts based on these studies by comparing financial indications for our company relative to the benchmarks. Additionally, we made qualitative adjustments for factors such as potential transfer restrictions, distribution levels and holding period. Finally, our concluded marketability discounts were supported by put models provided for each valuation date. The primary factor resulting in changes in the marketability discount over time was the expected term to a liquidity event at each valuation date.

For the valuation dates from March 2010 through March 2011, we used the option pricing model to allocate value to the common stock. As there was a very wide range of possible future exit events, forecasting specific probabilities and potential values associated with any future events was considered highly speculative and imprecise. As such, we relied primarily upon the option pricing model, in order to allocate the total invested capital allocated to debt and the respective classes of equity. As of June 2011, we began to utilize the probability weighted expected return model because of the increased likelihood of an initial public offering.

We granted stock options with the following exercise prices since May 7, 2010:

Grant date	Number of options granted	Exercise price ($)	Fair value per share of common stock ($)

May 7, 2010	295,735	11.40	11.40
August 6, 2010	73,950	11.40	11.40
November 5, 2010	45,175	11.90	11.90
February 10, 2011	74,875	12.70	12.70
May 4, 2011	628,687	14.10	14.10
August 4, 2011	106,000	18.80	18.80
November 2, 2011	139,458	17.90	17.90
February 9, 2012	111,500	17.90	17.90
February 23, 2012	297,000	17.90	17.90

The intrinsic value of all outstanding options as of December 31, 2011 was $14.6 million based on the estimated fair value for our common stock of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus.

No single event caused the valuation of our common stock to increase or decrease through November 2, 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

May 2010

In May 2010, the U.S. economy and the financial stock markets were in recovery following a challenging sales environment in 2009, and consumer spending was slowly increasing. We experienced revenue growth, generating $21.9 million for the quarter ended March 31, 2010 compared to $21.1 million for the same quarter in 2009. As our business continued to grow, and developing multi-year forecasts became possible, we began estimating our enterprise value with a discounted cash flow approach. Under the discounted cash flow approach, we analyzed the forecast of our expected future financial performance, and discounted those to a present value using an

February 2011

Between December 2010 and February 2011, the U.S. economy and the financial stock markets continued their recovery. We experienced revenue growth, generating $54.9 million for the quarter ended December 31, 2010 compared to the $40.7 million for the same quarter in 2009. An independent contemporaneous valuation of our common stock as of December 31, 2010 determined the fair value of our common stock to be $12.72 per share under the discounted cash flow approach. The discount rate applied to our cash flows was 16.0% and our enterprise value reflected a non-marketability discount of 17.5% based on a liquidity event expected to occur within 15 months. Based on the independent contemporaneous valuation and that there was no change in our financial forecast, on February 10, 2011, our board of directors granted stock options with an exercise price of $12.70 per share, which was equal to the fair value per share of our common stock as determined by our board of directors as of such date.

May 2011

Between February 2011 and May 2011, the U.S. economy and the financial stock markets continued their recovery. We experienced revenue growth, generating $32.0 million for the quarter ended March 31, 2011 compared to $21.9 million for the same quarter in 2010. An independent contemporaneous valuation of our common stock as of March 31, 2011 determined the fair value of our common stock to be $14.10 per share under the discounted cash flow approach. The discount rate applied to our cash flows was 16.0% and our enterprise value reflected a non-marketability discount of 10% based on a liquidity event expected to occur within six months. There was no change in financial forecasts, and based on the independent contemporaneous valuation, and consideration of our progress towards being ready for a liquidity event, on May 4, 2011, our board of directors granted stock options with an exercise price of $14.10 per share, which was equal to the fair value per share of our common stock as determined by our board of directors as of such date.

August 2011

Between May 2011 and August 2011, the U.S. economy and the financial stock markets were relatively flat. We experienced continued revenue growth, generating $37.3 million for the quarter ended June 30, 2011 compared to $25.7 million for the same quarter in 2010. An independent contemporaneous valuation of our common stock as of July 27, 2011 determined the fair value of our common stock to be $18.74 per share under the discounted cash flow approach. The discount rate applied to our cash flows was 15.5% and our enterprise value reflected a non-marketability discount of 7.5% based on a liquidity event expected to occur within two months. Due to the continued progress towards a liquidity event, we utilized the Probability-Weighted Expected Return (“PWERM”) approach to allocate value to our common stock. As a result of our continued revenue growth, we increased our forecasts for fiscal 2011 and maintained the same expected long-term growth rates. This increase in forecasts, together with utilization of the PWERM approach and a decrease in the non-marketability discount, was the primary reason for the increase in fair value of our common stock. Based on the independent contemporaneous valuation, and consideration of our progress toward being ready for a liquidity event, and no further change in our financial forecasts on August 4, 2011, our board of directors granted stock options with an exercise price of $18.80 per share, which was equal to the fair value per share of our common stock as determined by our board of directors as of such date.

November 2011

Between August 2011 and November 2011, the U.S. economy was relatively flat but the financial stock markets experienced increased volatility, and discount ranges for IPO valuations increased. We experienced continued revenue growth, generating $36.6 million for the quarter ended September 30, 2011 compared to $25.4 million

Additionally, in February 2012 our compensation committee recommended and our board of directors approved a base salary of $400,000 for Mr. Marino for fiscal year 2012. In recommending these amounts, the compensation committee considered the amount of time Mr. Marino had served as an officer of the company and the base salaries paid to comparable officers in our peer group of companies.

2010 Cash incentive compensation

In May 2010, our board of directors adopted our 2010 cash bonus plan, under which we provide our executive officers with annual variable pay incentives in the form of individual incentive plan awards designed to reward attainment of specified performance goals. Performance goals may be designed to link the relevant executive officer’s compensation to our performance and may also be individually tailored for each officer to reward results in the areas where that officer can influence results. Our compensation committee makes recommendations to the independent members of our board of directors regarding the administration of the cash bonus plan, including officer eligibility, the terms and conditions of each annual individual incentive plan award and the attainment of performance goals after considering the Company’s past performance, projected results and the bonus programs of its peer group companies. Our board of directors administers the cash bonus plan and has the authority to determine officer eligibility, the terms and conditions of each annual individual incentive plan award and the attainment of performance goals. In 2010 our cash bonus plan awards were based on our achievement of revenue and operating profit targets.

For 2010, our executive officers were eligible for a bonus of up to 25% of such officer’s average annual base salary. Half of that bonus amount was contingent upon our achievement of revenue targets, and the other half was contingent upon our achievement of profit targets as measured by non-GAAP operating income. In 2010, the revenue target was $120.0 million and the profit target was $11.1 million in non-GAAP operating income. The bonus amounts were payable in three installments. The first 25% of the bonus amount (or 6.25% of such officer’s average annual base salary amount) was payable based on our performance for the first half of the year. In the first half of 2010, we met both our revenue target and our profit target, so each of our named executive officers earned an additional 6.25% of their average annual base salary. The second 25% of the bonus amount (or 6.25% of such officer’s average annual base salary amount) was payable based on our performance in the third fiscal quarter. For the third quarter 2010, we did not meet either our revenue target or our profit target, so our named executive officers did not earn an additional 6.25% of their average annual base salary. The final 50% of the bonus amount (or 12.5% of such officer’s average annual base salary amount) was payable based on our performance in the fourth quarter. For the fourth quarter of 2010, we met only our revenue target, so each of our named executive officers earned an additional 6.25% of their average annual base salary. If we had met our profit target as well, each named executive officer would have earned an aggregate of an additional 12.5% of their average annual base salary for the fourth quarter. Thus, overall for the full year of 2010, the named executive officers earned approximately an additional 12.5% of their average annual base salary amount in cash incentive compensation.

Additionally, in 2010, each of Mr. Marino and Ms. Johnson earned additional cash bonus awards in the amount of $20,000 in connection with their efforts in the 2010 acquisition and integration of Canvas On Demand.

2011 Cash incentive compensation

In May 2011, our compensation committee recommended and our board of directors approved our cash bonus plan for senior management for 2011. Under our 2011 cash bonus plan, senior management was eligible to receive cash awards upon achievement of certain financial goals. Additional cash awards are earned if such goals are exceeded. The awards are based upon the officer’s average annual base salary as follows:

Name	Target	Maximum

Bob Marino	37.5%	75.0%
Monica N. Johnson	37.5%	75.0%
Tom Lotrecchiano	30.0%	40.0%
Abdul Popal	25.0%	35.0%
Joe Schmidt	30.0%	40.0%
Fred E. Durham III	37.5%	75.0%

Of such bonus amount, 60% was contingent upon our achievement of certain revenue targets, and the other 40% was contingent upon certain non-GAAP income from operations targets. For each of Mr. Marino,

Ms. Johnson, Mr. Durham, Mr. Lotrecchiano and Mr. Schmidt, the revenue and non-GAAP income from operations targets were based on the company’s performance on a consolidated basis, and for Mr. Popal, the revenue and non-GAAP income from operations targets were based on the performance of the company’s consumer e-commerce websites only.

The bonus amounts were achievable and payable in two installments, with the first 40% payable based on our performance in the first half of the year and 60% payable based on our performance for the year as a whole. However, any adjustments for exceeding the performance targets would be considered only in connection with the performance of the company for the year as a whole.

First half 2011

For the first half of 2011, Mr. Marino, Ms. Johnson and Mr. Durham were each eligible for cash awards targeted at 15% of such officer’s average annual base salary (40% of the 37.5% target amount for the full year), Messrs. Lotrecchiano and Schmidt were each eligible for cash awards targeted at 6% of his average annual base salary (40% of the 30% target amount for the full year, or 12%, prorated at 50% to reflect that portion of the first half of 2011 for which they were executive officers of the company), and Mr. Popal was eligible for a cash award targeted at 10% of his average annual base salary (40% of the 25% target amount for the full year).

In the first half of 2011, we met our consolidated revenue target and our consolidated non-GAAP income from operations targets. As such, Mr. Marino, Ms. Johnson and Mr. Durham each earned an additional 15% of his or her average annual base salary. Likewise, Mr. Schmidt and Mr. Lotrecchiano each earned an additional 6% of his average annual base salary, which was prorated for that portion of the first half of 2011 for which they were executive officers of CafePress. In the first half of 2011, we also met the revenue target and our non-GAAP income from operations target for our consumer e-commerce websites. Accordingly, Mr. Popal would have been eligible for a bonus amount of $22,451, or 10% of his average annual base salary for the first half of 2011. However, Mr. Popal’s duties changed during this period as he assumed more responsibility for other functional areas and less responsibility for our consumer e-commerce websites. As a result, the board of directors weighted his bonus determination, with 35% based on the performance of other functional areas as compared to plan, and 65% based on the performance of our consumer e-commerce websites. As our consumer e-commerce websites met the performance targets and the other functional areas did not meet plan, Mr. Popal was awarded $14,610, or 65% of the $22,451 target bonus amount, for the first half of 2011.

Full year 2011

The 2011 targets for the year as a whole for Mr. Marino, Ms. Johnson, Mr. Durham, Mr. Schmidt and Mr. Lotrecchiano, consisted of a $158.6 million net revenue target and $11.7 million in non-GAAP income from operations target, each relating to the company’s performance on a consolidated basis. Mr. Popal’s 2011 targets for the year as a whole consisted of a $138.8 million revenue target and $8.8 million in non-GAAP income from operations target, each for our consumer e-commerce websites’ performance only.

As noted above, 60% of the bonus amount was contingent upon achievement of the revenue target and 40% was contingent upon achievement of the non-GAAP income from operations target. Additionally, the board of directors, in its discretion as permitted under the 2011 cash bonus plan for senior management, also weighted and evaluated the bonus determinations for Messrs. Lotrecchiano and Popal on the performance of other functional areas within their area of responsibility as discussed below.

Accordingly, for each of Mr. Marino, Ms. Johnson and Mr. Durham, 60% of the 37.5% target bonus percentage for the full year, or 22.5%, was based on a revenue target of $158.6 million, and 40% of the 37.5%, or 15%, was based on a non-GAAP income from operations target of $11.7 million, each relating to the company’s performance as a whole.

For each of Messrs. Lotrecchiano and Schmidt, 60% of his 30% target bonus percentage for the full year, or 18%, was based on a revenue target of $158.6 million, and 40% of the 30%, or 12%, was based on a non-GAAP income from operations target of $11.7 million, each relating to the company’s performance as a whole and prorated at 80% for the entire year to reflect that portion of the full year for which they were executive officers of the company. Additionally, Mr. Lotrecchiano’s bonus was further weighted 70% based on the company’s performance as a whole, and 30% based on the performance of other functional areas within his area of responsibility as compared to plan.

For the full year 2011, we exceeded the revenue target and met the non-GAAP income from operations target on a consolidated basis. As a result and as permitted under our 2011 cash bonus plan for senior management, the board of directors approved a proportionate adjustment of 9.9% to the revenue target factor for each of Mr. Marino, Ms. Johnson, Mr. Durham, Mr. Lotrecchiano and Mr. Schmidt. For Messrs. Lotrecchiano and Schmidt, the 9.9% was prorated at 80%, or 7.92%, to reflect that portion of the full year for which they were executive officers of the company.

As a result, each of Mr. Marino, Ms. Johnson and Mr. Durham were eligible to receive a bonus amount equal to 32.4% (22.5% plus 9.9%) of their average annual salary to reflect that portion of the bonus attributable to exceeding the revenue target. Further, each of these officers were eligible to receive a bonus amount equal to 15% of their average annual base salary to reflect that portion of the bonus attributable to meeting the non-GAAP income from operations target. Additionally, each of Mr. Schmidt and Mr. Lotrecchiano were eligible to receive a bonus amount equal to 25.92% (18% plus 7.92%) of his average annual base salary, prorated at 80%, to reflect that portion of the bonus attributable to exceeding the revenue target. Further, each of Mr. Schmidt and Mr. Lotrecchiano were eligible to receive a bonus amount equal to 12% of his average annual base salary, prorated at 80%, to reflect that portion of the bonus attributable to meeting the non-GAAP income from operations target.

For the full year bonus determination for Mr. Popal, in 2011, our consumer e-commerce websites exceeded both the revenue and non-GAAP income from operations targets by approximately 2% and 19%, respectively, or approximately 21% in the aggregate. Of the 21%, the board of directors allocated an adjustment of 4.8% to the revenue target factor and 16% to the non-GAAP income from operations target factor, taking into account the relative amount by which each performance target was exceeded and relative weight of each performance target. As a result, for the second half of 2011, Mr. Popal’s revenue target factor was 64.8% (60% plus 4.8%) of his average annual base salary for the full year, and his non-GAAP income from operations target was 56% (40% plus 16%) of his average annual base salary for the full year.

The table below summarizes the 2011 full year bonus amount calculations for the named executive officers:

Named executive officer	Average annual salary for bonus calculation	Revenue factor	Non-GAAP income from operation factor (“income factor”)	Bonus amount calculation (performance factor * average annual base salary)(1)(2)	Performance-based bonus award($)(3)
Bob Marino	293,723	32.4%(4)	15%	Revenue component =$95,166 Income component =$44,059	$139,225
Monica N. Johnson	263,145	32.4%(4)	15%	Revenue component =$85,259 Income component =$39,472	$124,731
Fred E. Durham III	265,909	32.4%(4)	15%	Revenue component =$86,155 Income component =$39,886	$126,041
Joe Schmidt	146,154(5)	25.92%(6)	12%	Revenue component =$37,883 Income component =$17,539	$55,422
Tom Lotrecchiano	146,154(5)	25.92%(6)	12%	Revenue component =$37,883 Income component =$17,539	$38,795(7)
Abdul Popal	226,304	9.72%(8)	8.4%(9)	Revenue component =$21,997 Income component =$19,010	$43,315(10)(11)

(1)	The revenue component of the bonus amount was equal to the revenue factor multiplied by the officer’s average annual salary for bonus calculation.
(2)	The income component of the bonus amount was equal to the income factor multiplied by the officer’s average annual salary for bonus calculation.
(3)	Sum of revenue and income components unless otherwise noted.
(4)	The revenue factor for each of Mr. Marino, Ms. Johnson and Mr. Durham was equal to 22.5% plus the 9.9% revenue factor adjustment, or 32.4%.
(5)	The average annual base salary of $182,692 for each of Mr. Schmidt and Mr. Lotrecchiano was prorated at 80% to $146,154 to reflect that portion of the year for which they were executive officers of the company.

(6)	The revenue factor for Mr. Schmidt and Mr. Lotrecchiano was equal to 18% plus 7.92%, or 25.92%. The 7.92% reflected the 9.9% adjustment to the revenue factor prorated at 80% to reflect that portion of the year for which they were executive officers of the company.

(7)	Represents 70% of $55,422 as Mr. Lotrecchiano’s bonus was weighted 70% as to the performance of the company on a consolidated basis and 30% based on performance of other functional areas which did not meet plan.

(8)	The revenue factor for Mr. Popal was equal to 64.8% multiplied by 25%, which was the bonus percentage target, multiplied by 60%, which was the second half bonus allocation. This resulted in a final revenue factor of 9.72%.

(9)	The income factor for Mr. Popal was equal to 56% multiplied by 25%, which was the bonus percentage target, multiplied by 60%, which was the second half bonus allocation. This resulted in a final income factor of 8.4%.

(10)	Due to changes in Mr. Popal’s duties and responsibilities during 2011, the board of directors, in its discretion as permitted under the 2011 cash bonus plan for senior management, determined it appropriate to separately allocate Mr. Popal’s bonus amounts for the first and second half of 2011.

(11)	Mr. Popal’s full year 2011 bonus amount of $43,315 is equal to the sum of his first half bonus amount of $14,610 and his second half bonus amount of $28,705. The $28,705 second half bonus amount in turn represents 70% of $41,007 (the sum of the second half revenue and income components for Mr. Popal as noted in the table above) as Mr. Popal’s bonus was weighted 70% as to the performance of our consumer e-commerce websites and 30% based on performance of other functional areas which did not meet plan.

Our cash bonus plan for senior management for 2012 has not been finalized. However, we currently expect the scope and framework of the cash bonus plan to remain generally consistent with past practice such that our named executive officers would be eligible for cash awards targeted at specified percentages of such officer’s average annual base salary, subject to a maximum percentage payout, with the bonus amounts contingent upon our achievement of certain financial targets. The financial targets and metrics used to determine the threshold and target levels may vary from year to year as our strategy and plans change. The actual framework and details of our cash bonus plan for 2012 will be recommended by our compensation committee for approval by our board of directors, and as such, may vary from the foregoing.

Equity-based compensation

Our compensation committee meets periodically to discuss and review the level of equity-based compensation, and additional option grants are made from time to time. In the future, we expect our compensation committee to review equity-based compensation levels, along with our base salary and annual cash incentives, on an annual basis. The equity-based awards granted to our executive officers have been in the form of stock options granted at fair market value with time-based vesting under our 2004 Stock Plan. Executive officers generally receive equity-based awards when they are hired and these awards typically vest over a four-year period, with 1/4th of the shares vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months. We have also granted awards which vest over an accelerated period to reward exceptional individual performance or as an incentive to remain with the company. See, for example, “Potential payments upon termination or change of control.”

Historically, equity-based compensation has been our primary long-term incentive compensation component. We believe that equity-based compensation has been and will continue to be a significant part of our executive officers’ total compensation packages. We believe both time-based vesting and shared financial success are long-term incentives that motivate executive officers to grow revenues and earnings, enhance stockholder value and align the interests of our stockholders and executive officers over the long-term. We believe that

Option exercises and stock vested in 2011

The following table sets forth the number of shares acquired upon exercise of options by each named executive officer during 2011:

Option awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)

Bob Marino	—	—
Monica N. Johnson	25,000	362,500
Tom Lotrecchiano	—	—
Abdul Popal	—	—
Joe Schmidt	—	—
Fred E. Durham III	—	—

(1)	Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. As there was no public market for our common stock on the dates the options were exercised, we have assumed the fair market value on the date of exercise was $17.00, which is the mid-point of the proposed price range of our common stock set forth on the cover page of this prospectus.

Potential payments upon termination or change of control

In 2010, we had change of control agreements with each of our executive officers which provided for severance payments in connection with certain terminations. Pursuant to these letter agreements, if the executive’s employment was terminated by us without cause or was constructively terminated within six months following a change of control and the executive signed and did not revoke a release of claims with us, then the executive would have been entitled to a lump sum payment equal to six months of such executive’s annual base salary in effect on his or her termination date. Additionally, we entered into option agreements with our executive officers that provided for accelerated vesting of 25% of the shares subject to the option if the executive’s employment was terminated by us without cause or was constructively terminated within six months following a change of control.

For purposes of these agreements:

•

The term “change of control” is defined as (a) a merger, consolidation or other corporate reorganization of CafePress if the persons who were not stockholders prior to the reorganization own 50% or more of the voting power of the company or a parent corporation after the reorganization, (b) a liquidation or sale of all or substantially all of CafePress’ assets and (c) the acquisition by any individual or entity of enough CafePress shares to deem such individual or entity a beneficial owner of 50% or more of the voting power of CafePress. The term “change of control”, however, does not include an initial public offering of our stock, a change in the state of CafePress’ incorporation or the formation of a holding company that is owned in substantially the same proportions by the persons who held CafePress’ shares immediately before the transaction.

•

The term “cause” is defined as (a) conviction of any felony or any misdemeanor where imprisonment is imposed, (b) the commission of any act of fraud, embezzlement or dishonesty with respect to CafePress, (c) any unauthorized use or disclosure of confidential information or trade secrets, (d) willful misconduct or gross negligence in the commission of duties or (e) repeated, unexcused absences.

•

The term “constructive termination” is defined as voluntary resignation within 60 days of a (a) material change in position which materially reduces duties, (b) material reduction in base salary or (c) change in place of employment more than 50 miles from the individual’s current place of employment.

In July 2011, we amended and restated our change of control and option agreements with Bob Marino, Monica N. Johnson, Fred E. Durham III, Tom Lotrecchiano, Abdul Popal and Joe Schmidt. Pursuant to the revised change of control agreements with these executive officers, if the executive officer’s employment is terminated by us without cause or the executive officer is constructively terminated within 12 months following a change of control and he or she signs and does not revoke a release of claims with us, then he or she is entitled to a lump sum payment equal to 12 months of his or her annual base salary in effect on his termination date. The revised option agreements provide for accelerated vesting of 25% of the shares subject to the option if the executive officer’s employment is terminated by us without cause or the executive officer is constructively terminated within 12 months following a change of control and he or she signs and does not revoke a release of claims with us.

The only other change to these revised agreements involves clarification of the definitions of “change of control” and “constructive termination”:

•

The term “change of control” shall be defined as (a) a merger, consolidation or other corporate reorganization of CafePress if the persons who were not stockholders prior to the reorganization own 50% or more of the voting power of the company or a parent corporation after the reorganization, (b) a liquidation or sale of all or substantially all of CafePress’ assets and (c) the acquisition by any individual or entity of enough CafePress shares to deem such individual or entity a beneficial owner of 50% or more of the voting power CafePress. The term “change of control”, however, does not include a change in the state of CafePress’ incorporation, the formation of a holding company that is owned in substantially the same proportions by the persons who held CafePress’ shares immediately before the transaction or an initial or secondary public offering of our stock or debt.

•

The term “constructive termination” is defined as voluntary resignation within 60 days of a (a) material change in position which materially reduces duties, but not a mere change in title or reporting responsibilities, (b) material reduction in base salary except where such change applies to all similarly situated officers or employees across the successor corporation or (c) change in place of employment more than 50 miles from the individual’s current place of employment, provided that in each case the change was effected without the written concurrence of the officer and the change is not remedied within 30 days after written notice from the officer. The term “constructive termination” does not include a mere change in title, change in the person to whom the officer reports or the occurrence of a mere change in control or change in corporate status.

The following table shows the potential payments that would have been paid to our named executive officers if they had been involuntarily terminated on December 31, 2011 following a change of control.

	Involuntary termination following a change of control
Name	Severance payments attributable to salary ($)	Value of accelerated equity awards ($)(1)

Bob Marino	300,000	327,063
Monica N. Johnson	265,225	100,500
Tom Lotrecchiano	200,000	36,250
Abdul Popal	228,100	69,813
Joe Schmidt	200,000	36,250
Fred E. Durham III	250,000	—

(1)	The amount represents the fair market value per share of our common stock as of December 31, 2011, less the option exercise price multiplied by the unvested options as of December 31, 2011. As there was no public market for our common stock on the dates the options were exercised, we have assumed the fair market value on the date of exercise was $17.00, which is the mid-point of the proposed price range of our common stock set forth on the cover page of this prospectus.

Principal and selling stockholders

The following table sets forth information as of December 31, 2011, the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering (assuming no shares are purchased in this offering by our officers or directors as described under “Underwriting”) by:

•	each person or group of persons known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o CafePress Inc., 1850 Gateway Drive, Suite 300, San Mateo, California 94404.

All of the shares beneficially owned after the completion of this offering by the above-mentioned persons will be subject to a 180-day restricted period under the lock-up agreements described under “Shares eligible for future sale—Lock-up agreements.” In addition, Fred E. Durham III and Maheesh Jain, two of our greater than 5% stockholders, have also agreed to a 360-day restricted period with respect to 1,460,420 and 1,285,440 shares held beneficially by them, respectively, (or 1,122,920 and 947,940 shares, assuming the underwriters exercise their over-allotment option in full) and a 630-day restricted period with respect to 987,777 and 862,917 shares held beneficially by them, respectively. See “Shares eligible for future sale—Lock-up agreements” for more information.

The shares to be sold by the selling stockholders were originally issued and sold by us to such stockholders pursuant to exemptions from registration requirements in reliance upon Section 4(2) of the Securities Act or Regulation D thereunder, or Rule 701 promulgated under Section 3(b). The shares issued and sold in reliance upon Section 4(2) or Regulation D were issued and sold in private placement transactions of our common stock as well as our Series A, Series B and Series I preferred stock at various times from October 1999 to February 2007. The selling stockholders in each of these transactions were accredited investors. The shares issued and sold in reliance upon Rule 701 were issued and sold pursuant to the exercise of options to purchase our common stock granted under benefit plans relating to compensation as provided under Rule 701. Each of the selling stockholders represented their intentions at the time to acquire the securities for investment only and not with a view to or sale in connection with any distribution thereof and had adequate access to information about us.

Unless otherwise noted below, none of the selling stockholders have had any position, office or other material relationship with CafePress or any of its predecessors or affiliates within the past three years.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Percentage ownership is based on 14,478,700 shares of common stock outstanding on December 31, 2011, which gives effect to the conversion of each share of our preferred stock into one share of common stock. For purposes of the table below, we have assumed that 16,978,700 shares of common stock will be outstanding upon completion of this offering. The percentage ownership information assumes no exercise of the underwriters’ overallotment option from us. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and address of beneficial owner	Beneficial ownership of shares before offering(1)		Number of shares offered		Beneficial ownership of shares after the closing
			Without overallotment exercise	With overallotment exercise	Without overallotment exercise			With overallotment exercise
	Number	Percent			Number	Percent		Number	Percent

5% or greater stockholders:
Fred E. Durham III(2)	2,760,616	18.7%	447,562	785,062	2,313,054	13.4%		1,975,554	11.4%
Maheesh Jain (Jain Family Trust)(3)	2,454,184	16.9%	397,882	735,382	2,056,302	12.1%		1,718,802	10.1%
Sequoia Capital Funds(4)	2,902,783	20.0%	—	—	2,902,783	17.1%		2,902,783	17.1%
Stratim Capital Funds(5)	951,672	6.6%	300,000	300,000	651,672	3.8%		651,672	3.8%

Named executive officers and directors:
Bob Marino(6)	186,304	1.3%	—	—	186,304	1.1%		186,304	1.1%
Monica N. Johnson(7)	157,763	1.1%	15,000	15,000	142,763	*		142,763	*
Tom Lotrecchiano(8)	175,438	1.2%	33,815	33,815	141,623	*		141,623	*
Abdul Popal(9)	160,405	1.1%	19,774	19,774	140,631	*		140,631	*
Joe Schmidt(10)	175,438	1.2%	33,815	33,815	141,623	*		141,623	*
Fred E. Durham III(2)	2,760,616	18.7%	447,562	785,062	2,313,054	13.4%		1,975,554	11.4%
Brad W. Buss(11)	26,561	*	—	—	26,561	*		26,561	*
Patrick J. Connolly(12)	21,250	*	—	—	21,250	*		21,250	*
Douglas M. Leone(13)	2,902,783	20.0%	—	—	2,902,783	17.1%		2,902,783	17.1%
Michael Dearing(14)	10,625	*	—	—	10,625		*	10,625	*
All directors and executive officers as a group (10 persons)(15)	6,577,183	43.2%	549,966	887,466	6,027,217	34.0%		5,689,717	32.1%

Certain other selling stockholders:
ELG Partners(16)	27,749	*	9,000	9,000	18,749	*		18,749	*
Joel J. Paston	591,970	4.1%	175,000	175,000	416,970	2.5%		416,970	2.5%
Lynch Family Trust(17)	25,000	*	6,000	6,000	19,000	*		19,000	*
Michael Murray	31,751	*	12,500	12,500	19,251	*		19,251	*
Ohana Holdings, LLC (18)	23,278	*	23,278	23,278	—	*		—	*
PacRim Venture Partners Funds(19)	220,702	1.5%	110,350	110,350	110,352	*		110,352	*
Robert Senoff	30,553	*	12,500	12,500	18,053	*		18,053	*
Staenberg Private Capital, LLC(20)	89,471	*	67,100	67,100	22,371	*		22,371	*
Steven Blank**	153,381	1.1%	45,534	45,534	107,847	*		107,847	*
William J. Anderson	44,955	*	10,000	10,000	34,955	*		34,955	*

Angela Low(21)**	42,374	*	5,000	5,000	37,374	*		37,374	*
Dawn Durham 2005 Trust (22)	210,959	1.5%	138,045	138,045	72,914	*		72,914	*
Holtzbrinck Ventures GmBH & Co., KG (23)	82,705	*	16,541	16,541	66,164	*		66,164	*
Joshua Collins(24)**	10,804	*	3,000	3,000	7,804	*		7,804	*
Marc Cull(25)**	23,653	*	5,000	5,000	18,653	*		18,653	*
Philip J. Monego, Sr.(26)**	249,316	1.7%	30,000	30,000	219,316	1.3%		219,316	1.3%
Ryan Kearns(27)**	19,077	*	3,000	3,000	16,077	*		16,077	*
Samantha Loredo(28)**	7,324	*	2,000	2,000	5,324	*		5,324	*
William R. Beardsley**	36,651	*	4,152	4,152	32,499	*		32,499	*
All other selling stockholders (29)	99,356	*	74,152	74,152	25,204	*		25,204	*

*	Represents beneficial ownership of less than 1%.

**	This individual is currently, or in the past three years has been, a director, officer or employee of CafePress or any of its affiliates.

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options to purchase shares of common stock exercisable within 60 days of December 31, 2011. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Includes 310,000 shares subject to options exercisable within 60 days of December 31, 2011.

(3)	Includes 5,468 shares subject to options exercisable within 60 days of December 31, 2011 held by Maheesh Jain. Maheesh Jain holds dispositive and voting power over these shares.

(4)	Consists of 16,587 shares held by Sequoia Capital Entrepreneurs Annex Fund, 912,304 shares held by Sequoia Capital Franchise Fund, 124,405 shares held by Sequoia Capital Franchise Partners, 398,095 shares held by Sequoia Capital IX, 1,272,726 shares held by Sequoia Capital XI, 138,463 shares held by Sequoia Capital XI Principals Fund and 40,203 shares held by Sequoia Technology Partners XI. SC XI Management, LLC is the General Partner of each of Sequoia Capital XI and Sequoia Technology Partners XI and the managing member of Sequoia Capital XI Principals Fund. SCFF Management, LLC is the General Partner of each of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. SC IX.I Management, LLC is the General Partner of each of Sequoia Capital IX and Sequoia Capital Entrepreneurs Annex Fund. Douglas Leone, Michael Moritz and Michael Goguen share voting and investment power as managing members of SC XI Management, LLC. Each of Douglas Leone, Michael Moritz and Michael Goguen disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Douglas Leone, Michael Moritz, Michael Goguen and Mark Stevens share voting and investment power as managing members of SC IX.I Management, LLC. Each of Douglas Leone, Michael Moritz, Michael Goguen and Mark Stevens disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Douglas Leone, Michael Moritz, Michael Goguen and Mark Stevens share voting and investment power as managing members of SCFF Management, LLC. Each of Douglas Leone, Michael Moritz, Michael Goguen and Mark Stevens disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The principal address for each of the Sequoia Capital funds is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(5)	Consists of 80,106 shares held by Stratim Capital LCP Fund, LLC, 80,108 shares held by Stratim Capital Retail 3.0 Fund-HW, 63,418 shares held by Stratim Capital Retail 3.0 Fund-TWP, 709,254 shares held by Stratim Capital Special Situations II Parallel, LLC and 18,786 shares held by Stratim Capital, LLC. Zachary Abrams holds dispositive and voting power over these shares and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address for each of the Stratim Capital funds is 1609 Baker St., San Francisco, CA 94115.

(6)	Includes 153,888 shares subject to options exercisable within 60 days of December 31, 2011.

(7)	Includes 132,763 shares subject to options exercisable within 60 days of December 31, 2011.

(8)	See “Related party transactions – Acquisition of Canvas On Demand”.

(9)	Includes 96,155 shares subject to options exercisable within 60 days of December 31, 2011.

(10)	See “Related party transactions – Acquisition of Canvas On Demand”.

(11)	Consists of 26,561 shares subject to options exercisable within 60 days of December 31, 2011.

(12)	Consists of 21,250 shares subject to options exercisable within 60 days of December 31, 2011.

(13)	Consists of 2,902,783 shares held by the Sequoia Capital funds. Reference is hereby made to footnote 4.

(14)	Includes 3,125 shares subject to options exercisable within 60 days of December 31, 2011.

(15)	Includes 2,902,783 shares held by the Sequoia Capital funds and an aggregate of 743,742 shares subject to options exercisable within 60 days of December 31, 2011.

(16)	Wayland M. Brill and Nelson D. Crandall share dispositive and voting power over these shares. The principal address of ELG Partners is 4400 Bohannon Drive, Suite 280, Menlo Park, California 94025.

(17)	James Lynch and Debora Lynch, as trustees of the Lynch Family Trust, share dispositive and voting power over these shares.

(18)	Michael G. Mohr as Managing Member holds dispositive and voting power over these shares. The principal address of Ohana Holdings, LLC is 720 University Avenue, Suite 200, Los Gatos, California 95032.

(19)	Consists of 114,113 shares held by PacRim Venture Partners I-Q, L.P. and 106,589 shares held by PacRim Venture Partners I, L.P. Thomas J. Toy and Huoy-Ming Yeh share dispositive and voting power over these shares and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The principal address for each of the PacRim Venture Partners Funds is 535 Middlefield Road, Suite 280, Menlo Park, California 94025.

(20)	Jon Staenberg holds dispositive and voting power over these shares. The principal address of Staenberg Private Capital, LLC is 2121 Terry Avenue #1403, Seattle, Washington 98121.

(21)	Includes 14,874 shares subject to options exercisable within 60 days of December 31, 2011.

(22)	Dawn Durham, as sole trustee, holds dispositive and voting power over these shares. Dawn Durham is the mother of Fred E. Durham III.

(23)	HV Holtzbrinck Ventures Fund IV LP is the sole shareholder of Holtzbrinck Ventures GmBH & Co., KG. The general partner of HV Holtzbrinck Ventures Fund IV LP is HV Holtzbrinck Ventures Fund IV GP. Lars Langusch, Sven Achter, Christoph Jung and Martin Weber share dispositive and voting power over these shares as the indirect shareholders of HV Holtzbrinck Ventures Fund IV GP. The principal address of Holtzbrinck Ventures GmBH & Co., KG is Kaiserstraße 14b, 80801 Munich, Germany.

(24)	Includes 10,304 shares subject to options exercisable within 60 days of December 31, 2011.

(25)	Includes 23,653 shares subject to options exercisable within 60 days of December 31, 2011.

(26)	Includes 56,663 shares held by Technology Perspectives Partners, LLC and 21,500 shares held by the Philip J. Monego Rollover IRA. Mr. Monego holds dispositive and voting power over these shares but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(27)	Includes 9,077 shares subject to options exercisable within 60 days of December 31, 2011.

(28)	Includes 5,324 shares subject to options exercisable within 60 days of December 31, 2011.

(29)	Represents shares held by 31 selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. None of these selling stockholders are currently, or in the past three years have been, an officer, director, employee or consultant of CafePress or any of its affiliates.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of restricted shares

Upon completion of this offering, we will have 16,978,700 outstanding shares of common stock, assuming that there are no exercises of outstanding options after December 31, 2011. The 4,500,000 shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act and any shares purchased in this offering by our officers or directors, as described under “Underwriting,” which will be subject to the lock-up agreements described below, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 under the Securities Act, as described below.

As a result of the lock-up agreements described below, other contractual restrictions on resale and the provisions of Rules 144 and 701 described below, the restricted securities will be available for sale in the public market as follows:

•	252,831 shares may be eligible for sale prior to 180 days after the date of this prospectus if the requirements of Rule 144 or Rule 701 have been met;

•

7,433,286 shares will be eligible for sale upon the expiration of the 180-day restricted period under the lock-up agreements, described below, beginning 181 days after the date of this prospectus, subject in certain cases to extension as described below, and when permitted under Rule 144 or 701;

•

1,269,837 shares will be eligible for sale upon the exercise of vested options as of December 31, 2011, 181 days after the date of this prospectus, subject in certain cases to extension as described below;

•

2,745,861 shares will be eligible for sale upon the expiration of the 360-day restricted period under the lock-up agreements, described below, beginning 361 days after the date of this prospectus, subject in certain cases to extension as described below, and when permitted under Rule 144 or 701; and

•

1,850,694 shares will be eligible for sale upon the expiration of the 630-day restricted period under the lock-up agreements, described below, beginning 631 days after the date of this prospectus, subject in certain cases to extension as described below, and when permitted under Rule 144 or 701.

Lock-up agreements

Our directors, executive officers and holders of substantially all of our outstanding common stock (on a fully-diluted basis as of December 31, 2011 without giving effect to this offering) have agreed with limited exceptions that they will not sell any shares of common stock owned by them without the prior written consent of

J.P. Morgan Securities LLC and Jefferies & Company, Inc., on behalf of the underwriters, for a period of 180 days from the date of this prospectus. In addition, Fred E. Durham III and Maheesh Jain, two of our greater than 5% stockholders, have agreed to the same restrictions described above for a period of 360 days from the date of this prospectus with respect to 1,460,420 and 1,285,440 shares held beneficially by them, respectively, (or 1,122,920 and 947,940 shares, assuming the underwriters exercise their over-allotment option in full) and for a period of 630 days from the date of this prospectus with respect to 987,777 and 862,917 shares held beneficially by them, respectively. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

then in either case the expiration of the restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Jefferies & Company, Inc. waive, in writing, such an extension. Subject to certain exceptions, at any time and without public notice, J.P. Morgan Securities LLC and Jefferies & Company, Inc. may in their sole discretion release some or all of the securities from these lock-up agreements. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

See “Underwriting” for a more complete description of the lock-up agreements.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, who beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the then outstanding shares of our common stock, or approximately 169,787 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of the common stock on The NASDAQ Global Market or during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies & Company, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Jefferies & Company, Inc.
Cowen and Company, LLC
Janney Montgomery Scott LLC

Total	4,500,000

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 675,000 additional shares of common stock from certain selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Certain of our directors and officers, including Bob Marino, our Chief Executive Officer, have indicated an interest in purchasing shares of common stock with an aggregate price of up to $         in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

At our request, the underwriters have reserved for sale, at the initial public offering price, up to          shares offered by this prospectus for sale to certain directors and officers. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Any reserved shares sold to our directors and officers will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2,800,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to: (a) the sale of shares of our common stock in this offering; (b) the grant of options under our 2004 Stock Plan, 1999 Stock Plan or 2012 Stock Incentive Plan or the issuance of any shares of our common stock upon the exercise of options granted under such plans, provided that the recipient of such options (to the extent that such options shall vest within the period ending 180 days after the date of this prospectus) or such shares executes and delivers a lock-up agreement; (c) the filing by us of a registration statement on Form S-8 solely with respect to our 2004 Stock Plan, 1999 Stock Plan and 2012 Stock Incentive Plan; or (d) shares of, or warrants to purchase shares of, our common stock issued in connection with our acquisition of one or more businesses, products or technologies (whether by means of merger, stock purchase, asset purchase or otherwise), provided that (i) the aggregate number of shares issuable during the 180-day restricted period will not equal or exceed 5% of the total number of shares of our common stock issued and outstanding immediately following this offering and (ii) the recipient of any such shares or warrants executes and delivers a lock-up agreement.

Our directors and executive officers and holders of substantially all of our outstanding common stock (on a fully-diluted basis as of December 31, 2011 without giving effect to this offering) have also agreed that for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. In addition, Fred E. Durham III and Maheesh Jain, two of our greater than 5% stockholders, have agreed to the same restrictions described above for a period of 360 days from the date of this prospectus with respect to 1,460,420 and 1,285,440 shares held beneficially by them, respectively, (or 1,122,920 and 947,940 shares, assuming the underwriters exercise their over-allotment option in full) and for a period of 630 days from the date of this prospectus with respect to 987,777 and 862,917 shares held beneficially by them, respectively. Notwithstanding the foregoing, if (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall in certain cases continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions generally shall not apply to: (a) the sale of shares of our common stock in this offering; (b) transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock as a bona fide gift or gifts; (c) distributions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to members, stockholders, affiliates, subsidiaries, limited partners or general partners of the stockholder; (d) transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock by will or intestate succession to an immediate family member of the officer, director or stockholder or to a trust, the beneficiaries of which are exclusively the officer, director, or stockholder or their immediate family members; (e) transactions relating to shares of our common stock acquired in open market transactions after the completion of this offering; provided that in the case of any transfer or distribution pursuant to clause (b), (c) or (d), each donee or distributee execute sand delivers to the representatives a lock-up agreement; and provided, further, that in the case of any transfer, distribution or transaction pursuant to clause (b), (c), (d) or (e), no filing by any party under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership, and no other similar public announcement, will be required or will be made voluntarily in connection with such transfer, distribution or transaction during the restricted period (other than a filing on a Form 5 made after the expiration of the restricted period); (f) the “net” exercise of outstanding options in accordance with their terms and the surrender of shares of stock in lieu of payment in cash of any tax withholding obligation, provided that we, in each case, become the owner of the shares of our common stock surrendered in the net exercise and that such shares will be subject to the lock-up provisions referred to in the immediately preceding paragraph; (g) the exercise for cash, including payment in cash of any tax withholding obligation, of any options to acquire shares of our common stock, provided that any shares of our common stock acquired pursuant to clause (f) or (h) will be subject to these lock-up provisions; provided, further that with respect to clause (f) or (g), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership, and no other similar public announcement, will be required or will be made voluntarily during the restricted period (other than a filing on a Form 5 made after the expiration of the restricted period); or (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer or sale of shares of our common stock, provided that such plan does not provide for the sale or transfer of our common stock during the restricted period, and provided further, that no filing by any party under the Exchange Act or other public announcement will be required in connection with the entering into of any such trading plan during the restricted period.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CPRS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

4,500,000 shares

Common stock

Prospectus

J.P. Morgan	Jefferies

Cowen and Company

Janney Montgomery Scott

            , 2012

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Item	Amount

Securities and Exchange Commission registration fee	$10,675
Financial Industry Regulatory Authority filing fee	9,815
NASDAQ Global Market listing fee	125,000
Blue Sky fees and expenses	15,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	1,200,000
Printing and engraving expenses	225,000
Registrar and Transfer Agent’s fees	10,000
Miscellaneous fees and expenses	204,510

Total	$2,800,000

Item 14. Indemnification of directors and officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that we may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Registrant, by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

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